UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

Panacea Life Sciences Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

69810P109

(CUSIP Number)

5910 South University Blvd, C18-193

Greenwood Village CO 80121

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 23, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69810P109	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) J&N Real Estate Company, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 7,297,627
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 7,297,627
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,297,627
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 69810P109	13D	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Leslie Buttorff
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,542,998
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 1,542,998
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,542,998
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 69810P109	13D	Page 4 of 6 Pages

Item 1. Security and Issuer. This Schedule 13D relates to the common stock, par value $0.001 per share, of Panacea Life Sciences Holdings, Inc. (“PLSH”). The last known address of the principal executive office is 16194 West 45th Drive, Golden, CO 80403.

Item 2. Identity and Background.

This Schedule 13D is filed jointly by J&N Real Estate Company, LLC (“JN”) and Leslie Buttorff (the “Reporting Persons”). The business address of the Reporting Persons is 5910 S University Blvd, C18-193, Greenwood Village, CO 80121. Leslie Buttorff is the sole owner of JN which acquired the shares from Quintel-MC, Inc. (Quintel) Leslie Buttorff was the sole owner of Quintel.

During the last five years, the Reporting Persons have not been convicted in a criminal proceeding or been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which neither it nor either of them was or is subject to a judgment, decree or final order enjoining future violations at, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source or Amount of Funds or Other Consideration.

JN acquired its shares in connection with the acquisition of Panacea Life Sciences, Inc by Exactus, Inc. on June 30, 2021.

Item 4. Purpose of Transaction.

Acquired in the ordinary course of business for investment purposes.

Item 5. Interest in Securities of the Issuer.

JN acquired shares in the following transactions:

10/21/21 (1)	4,047,054	$2.80
1/1/23 (2)	3,250,573	$0.0421
Total Owned as of 6-22-23	7,297,627

(1)	Acquisition Panacea Life Sciences, Inc by the Issuer.

(2)	Acquired on January 1, 2023.

CUSIP No. 69810P109	13D	Page 5 of 6 Pages

During the past 60 days, Leslie Buttorff acquired shares in the following transactions:

6/30/21 (1)	599,898	$2.80
6/2/23 (2)	760,000	$0.50

Open Market Purchases Date	Quantity	Price ($)
6/9/23	3000	0.4325
5/31/23	3500	0.52
5/31/23	500	0.52
5/26/23	100	0.465
5/26/23	3,000	0.5176
5/23/23	500	0.498
5/19/23	1,500	0.52
5/19/23	4500	0.51
5/11/23	2100	0.51
5/10/23	6500	0.44
5/10/23	5600	0.3999
5/10/23	500	0.399
5/9/23	2,300	0.3775
5/8/23	1,000	0.3775
5/8/23	500	0.538
5/5/23	4,000	0.49
5/5/23	500	0.475
5/5/23	1,000	0.5
5/5/23	6,000	0.4998
5/2/23	500	0.475
4/26/23	5,500	0.3976
4/25/23	3,500	0.38
4/25/23	1,000	0.32

(1)	Shares originally issued for acquisition of Panacea Life Sciences, Inc. by Exactus, Inc.

(2)	Stock awarded in lieu of 2023 salary.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Leslie Buttorff is the beneficial owner of all shares held by JN. Ms. Buttorff is the Director and Chief Executive Officer of the Issuer since July 1, 2021.

Item 7. Material to Be Filed as Exhibits.

Not applicable.

CUSIP No. 69810P109	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 23, 2023

Leslie Buttorff

/s/ Leslie Buttorff
J&N Real Estate Company, LLC
Leslie Buttorff, Owner

/s/ Leslie Buttorff
J&N Real Estate Company, LLC
Leslie Buttorff, Owner